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                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                 --------------------

                                    SCHEDULE 13E-4


                            ISSUER TENDER OFFER STATEMENT
        (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                   (Name of Issuer)

                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                         (Name of Person(s) Filing Statement)

                       COMMON STOCK, PAR VALUE $1.00 PER SHARE
                            (Title of Class of Securities)

                                     360768 10 5
                        (CUSIP Number of Class of Securities)

                                 MICHAEL S. PAQUETTE
                            VICE PRESIDENT AND CONTROLLER
                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                 80 SOUTH MAIN STREET
                          HANOVER, NEW HAMPSHIRE 03755-2053
                                    (603) 643-1567

                                       COPY TO:
                               Philip A. Gelston, Esq.
                               Cravath, Swaine & Moore
                         825 Eighth Avenue - Worldwide Plaza
                               New York, New York 10019
                                    (212) 474-1000

     (Name, address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   NOVEMBER 3, 1997
       (Date Tender Offer First Published, Sent, or Given to Security Holders)

         =============================   ===========================
              Transaction Value*            Amount of Filing Fee*
         -----------------------------   ---------------------------
                 $125,000,000                     $25,000
         =============================   ===========================

*Calculated solely for purposes of determining the filing fee, based on the purchase of 1,000,000 shares at the maximum tender offer price per share of $125.00.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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ITEM 1.  SECURITY AND ISSUER.

(a) The name of the issuer is Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 80 South Main Street, Hanover, New Hampshire 03755-2053.

(b) The class of securities to which this statement relates is the Company's Common Stock, par value $1.00 per share ("Shares"). As of November 3, 1997, there were 6,377,757 Shares outstanding. The Company is inviting shareholders to tender Shares to the Company at prices not greater than $125.00 nor less than $105.00 per Share, net to the seller in cash, specified by the tendering shareholders, pursuant to the Offer to Purchase dated November 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are herein incorporated by reference. All Shares properly tendered at or above the Purchase Price (as determined by the Company in accordance with the Offer to Purchase) and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to conditions of the Offer, including the proration provisions thereof. The Company reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than 1,000,000 Shares pursuant to the Offer. Reference is hereby made to the "Introduction", Section 1, "Number of Shares; Proration; Extension of Offer", and Section 12, "Transactions and Arrangements Concerning the Shares", of the Offer to Purchase, each of which is herein incorporated by reference, for information regarding whether Shares are to be purchased from any officer, director or affiliate of the Company.

(c) Reference is hereby made to Section 7, "Price Range of Shares; Dividends", of the Offer to Purchase, which Section is herein incorporated by reference.

(d) Not applicable.


ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is hereby made to Section 10, "Source and Amount of Funds", of the Offer to Purchase, which Section is herein incorporated by reference.

(b)  Not applicable.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATES.

Reference is hereby made to the cover page, the "Introduction", Section 6, "Certain Conditions of the Offer", Section 7, "Price Range of Shares; Dividends", Section 8, "Purpose of the Offer; Certain Effects of the Offer" and
Section 9, "Certain Information Concerning the Company", each of which is herein incorporated by reference. Other than as disclosed therein, the Company has no present plans or proposals which would relate to or would result in any transaction or other occurrence with respect to the Company or its Shares of the type listed in paragraphs (a) through (j) of Item 3 of



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Schedule 13E-4.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.


Reference is hereby made to Section 12, "Transactions and Arrangements Concerning the Shares", of the Offer to Purchase, which Section is herein incorporated by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

Reference is hereby made to Section 12, "Transactions and Arrangements Concerning the Shares", of the Offer to Purchase, which Section is herein incorporated by reference.


ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Reference is hereby made to the "Introduction" and Section 16, "Fees and Expenses", of the Offer to Purchase, each of which is herein incorporated by reference.


ITEM 7.  FINANCIAL INFORMATION.

(a) Reference is hereby made to Section 9, "Certain Information Concerning the Company", of the Offer to Purchase, which Section is herein incorporated by reference.

(b) Reference is hereby made to Section 9, "Certain Information Concerning the Company", of the Offer to Purchase, which Section is herein incorporated by reference.


ITEM 8.  ADDITIONAL INFORMATION.

(a) Reference is hereby made to Section 12, "Transactions and Arrangements Concerning the Shares", of the Offer to Purchase, which Section is herein incorporated by reference.

(b) Reference is hereby made to Section 13, "Certain Legal Matters; Regulatory and Foreign Approvals", of the Offer to Purchase, which Section is herein incorporated by reference.

(c) Reference is hereby made to Section 8, "Purpose of the Offer; Certain Effects of the Offer", of the Offer to Purchase, which Section is herein incorporated by reference.

(d) None.

(e) Reference is hereby made to the Offer to Purchase, which is herein incorporated by reference in its entirety.



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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase dated November 3, 1997.

(a)(2) Letter of Transmittal (together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(3)   Notice of Guaranteed Delivery.

(a)(4) Letter from the Company's non-executive Chairman to shareholders dated November 3, 1997.

(a)(5) Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their clients.

(a)(7)   Form of summary advertisement dated November 3, 1997.

(a)(8)   Text of press release dated October 30, 1997.

(a)(9)   Text of press release dated November 3, 1997.

(b) Not applicable.

(c)      None.

(d) None.

(e) Not applicable.

(f)      None.

(g)(1)   Text of Third Quarter Earnings Release dated October 27, 1997.




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                                      SIGNATURE



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.




November 3, 1997                       By: /s/ Michael S. Paquette
                                          ----------------------------------
                                          Michael S. Paquette
                                          Vice President and Controller














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                                    EXHIBIT INDEX



EXHIBITS                                                                    PAGE


(a)(1)   Offer to Purchase dated November 3, 1997.........................

(a)(2)   Letter of Transmittal (together with Guidelines
              for  Certification of Taxpayer Identification Number
              on  Substitute Form W-9)....................................

(a)(3)   Notice of Guaranteed Delivery....................................

(a)(4)   Letter from the Company's non-executive Chairman to
              Shareholders dated November 3, 1997.........................

(a)(5)   Form of Letter from Lehman Brothers Inc. to Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees........

(a)(6)   Form of Letter from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees to their clients.........

(a)(7)   Form of summary advertisement dated November 3, 1997.............

(a)(8)   Text of press release dated October 30, 1997.....................

(a)(9)   Text of press release dated November 3, 1997.....................

(g)(1)   Text of Third Quarter Earnings Release dated
              October 27, 1997............................................









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